UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

EQM Technologies & Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26884W105
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Jack S. Greber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,177,742
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,177,742
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 6,177,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 26884W105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.001 per share (the “Shares”), of EQM Technologies & Energy, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1800 Carillon Boulevard, Cincinnati, OH 45240.

Item 2.	Identity and Background.

(a)           This statement is filed by Jack S. Greber.  Mr. Greber is referred to herein as the “Reporting Person”.

(b)           The principal business address of the Reporting Person is 1800 Carillon Boulevard, Cincinnati, OH 45240.

(c)           The principal occupation of the Reporting Person is serving as the Issuer’s Senior Vice President, EPA Federal Programs and Business Development.  The principal business of the Issuer is providing engineering and environmental consulting services to government and commercial business, and producing high quality biodiesel fuel.  The principal business address of the Issuer is 1800 Carillon Boulevard, Cincinnati, OH 45240.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In April 2009, in a private placement of Beacon Notes (as defined below), the Reporting Person purchased a Beacon Note in principal amount of $200,000 for $200,000 in cash.  The “Beacon Notes” were secured promissory notes of the Issuer bearing interest at a rate of 14% per annum and due and payable on April 10, 2012.  In this transaction the Reporting Person also received warrants to purchase 101,037 Shares (505,185 Shares prior to the Issuer’s 1 for 5 reverse stock split effective February 4, 2011), at an exercise price of $0.01 per share, expiring on April 10, 2019 (the “Beacon Warrants”).

In April 2009, the Reporting Person exercised all of his Beacon Warrants and purchased 101,037 Shares (505,185 Shares prior to the Issuer’s 1 for 5 reverse stock split effective February 4, 2011) for $5,051.85 in cash.

CUSIP NO. 26884W105

On February 1, 2011, Beacon Energy Corp., a wholly owned subsidiary of the Issuer (“BEC”), issued to the Reporting Person the Advance Note (as defined below) in principal amount of $400,000 in exchange for receipt of $400,000 from a personal loan provided by the Reporting Person.  The “Advance Note” was a promissory note of BEC accruing interest at 10% per annum and due and payable on January 31, 2012.

On February 7, 2011, Environmental Quality Management, Inc., a Delaware corporation (“EQ”), merged with and into Beacon Acquisition, Inc. (“Acquisition Sub”), an Ohio corporation and wholly-owned subsidiary of the Issuer, as a result of which EQ became a wholly-owned subsidiary of the Issuer (the “Merger”), in accordance with the terms of a merger agreement, dated as of January 25, 2011, by and among EQ, Acquisition Sub and the Issuer (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, the former stockholders of EQ were issued Shares and Series A Convertible Preferred Stock of the Issuer in exchange for their shares of EQ’s common stock, junior preferred stock and senior preferred stock, and all accrued but unpaid dividends on their shares of preferred stock.  In the Merger, the Reporting Person received 2,918,184 Shares in exchange for his 850,000 shares of EQ’s common stock and 17,074.6 shares of EQ’s junior preferred stock and $131,705 in accrued but unpaid dividends thereon.

On February 4, 2011, in connection with the Beacon Merger, the holders of the Beacon Notes were issued (i) in exchange for the principal amount outstanding under the Beacon Notes, Merger Notes (as defined below), and (ii) in exchange for the accrued but unpaid interest under the Beacon Notes, Shares.  As a result, the Reporting Person received a Merger Note in principal amount of $200,000 and 39,093 Shares in exchange for a Beacon Note in the same principal amount and $52,122 of accrued and unpaid interest thereon.  The “Merger Notes” are subordinated convertible promissory notes of the Issuer bearing interest at a rate of 10% per annum and due and payable on February 4, 2014, which are convertible into Shares at a conversion price of $1.3899 per share (subject to adjustment in accordance with the terms of the Merger Note).  As of August 27, 2012, $231,667, including accrued and unpaid interest, was outstanding under the Merger Note held by the Reporting Person, which amount was convertible into 166,679 Shares.

On March 15, 2011, in a private placement of March 15 Notes (as defined below), the Reporting Person purchased a March 15 Note in principal amount of $375,000 for $375,000 in cash.  The “March 15 Notes” are subordinated convertible notes of the Issuer bearing interest at a rate of 10% per annum and due and payable on the third anniversary of their issuance, which are convertible into Shares at a conversion price of $0.40 per Share (subject to adjustment in accordance with the terms of the March 15 Notes).  As of August 27, 2012, $430,313, including accrued and unpaid interest, was outstanding under the March 15 Note held by the Reporting Person, which amount was convertible into 1,075,781 Shares.

On March 29, 2011, the Issuer awarded the Reporting Person options to purchase 735,000 Shares at an exercise price of $0.30 per Share.  Such option vests 25% on the date of grant, and 25% upon each of the first, second and third anniversaries of the date of grant, and will expire on March 28, 2021.

CUSIP NO. 26884W105

On November 4, 2011, in a private placement of Demand Notes (as defined below), the Reporting Person purchased a Demand Note in principal amount of $125,000 for $125,000 in cash.  The “Demand Notes” were demand notes of the Issuer bearing interest at a rate of 10% per annum and due and payable upon the demand of the holders on or after January 3, 2012 unless, prior to that date, the holders were able to exchange the Demand Notes for 10% subordinated convertible notes of the Issuer.  The Demand Note held by the Reporting Person was cancelled on December 30, 2011 in connection with his purchase of a December 30 Note (as defined below), as discussed below.

On December 30, 2011, in a private placement of December 30 Notes, the Reporting Person purchased a December 30 Note in principal amount of $376,944 in exchange for (i) $125,000 principal amount and $1,944 accrued and unpaid interest on the Demand Note held by him, and (ii) $250,000 principal amount under the Advance Note.  The “December 30 Notes” are subordinated convertible notes of the Issuer bearing interest at a rate of 10% per annum and due and payable on the third anniversary of their issuance, which are convertible into Shares at a conversion price of $0.40 per Share (subject to adjustment in accordance with the terms of the December 30 Notes).  As of August 27, 2012, $402,178, including accrued and unpaid interest, was outstanding under the December 30 Note held by the Reporting Person, which amount was convertible into 1,005,446 Shares.

On December 30, 2011, the Issuer issued to the Reporting Person the Transition Note (as defined below) in the principal amount of $150,000 in exchange for the remaining $150,000 in principal amount under the Advance Note, as a result of which the Advance Note was cancelled.  The “Transition Note” was a subordinated promissory note of the Issuer that bearing interest at a rate of 10% per annum and due and payable on December 31, 2012.

On March 30, 2012, the Issuer issued to the Reporting Person the March 2012 Note (as defined below) in the principal amount of $188,959 in exchange for $150,000 in principal amount and $38,959 in accrued and unpaid interest under the Transition Note, as a result of which the Transition Note was cancelled.  The “March 2012 Note” is a subordinated convertible note of the Issuer accruing interest at a rate of 10% per annum and due and payable on December 31, 2012, which is convertible into Shares at a conversion price of $0.40 per Share (subject to adjustment in accordance with the terms of the March 2012 Note).  As of August 27, 2012, $201,609, including accrued and unpaid interest, was outstanding under the March 2012 Note, which amount was convertible into 504,022 Shares.

Item 4.	Purpose of Transaction.

The Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of any of the actions discussed herein.  The Reporting Person intends to review his investment in the Issuer on a continuing basis as appropriate.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of his Shares.

CUSIP NO. 26884W105

The Reporting Person became a director of the Company on February 7, 2011 in connection with the Merger and has been the Issuer’s Senior Vice President, EPA Federal Programs and Business Development, since November 2011.  In his capacity as a director and executive officer of the Issuer, the Reporting Person may, with other directors and executive officers, develop and/or discuss plans or proposals that relate to or would result in the occurrence of any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 40,473,570 Shares outstanding as of August 23, 2012, as reported in the Issuer’s Amendment No. 2 to Registration Statement on Form 10 filed with the SEC on August 24, 2012.

As of the close of business on August 27, 2012, the Reporting Person beneficially owned 6,177,742 Shares, constituting approximately 14.2% of the Shares outstanding.

(b)           The Reporting Person has the sole power to vote and dispose of the 6,177,742 Shares beneficially owned by him.

(c)           There were no transactions in the Shares by the Reporting Person during the past sixty days.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 3 and Item 4 above is incorporated herein by reference.

The Merger Notes provide for customary events of default, the occurrence of which may result in all of the Merger Notes then outstanding becoming immediately due and payable.  The description herein of the Merger Notes does not purport to be complete and is qualified in its entirety by reference to the “Form of Beacon Merger Note”, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The March 15 Notes provide for customary events of default, the occurrence of which may result in all of the March 15 Notes then outstanding becoming immediately due and payable.  At any time after the one-year anniversary after the issuance of a March 15 Note, if and only if the Issuer’s common stock has traded at an average price per share that is above two times the conversion price for 60 consecutive days, the Issuer may, in its discretion, convert any March 15 Note into Shares in full satisfaction of such March 15 Note.  Under the purchase agreements entered into in connection with the sale of the March 15 Notes, the Issuer provided the holders of the March 15 Notes with certain piggyback registration rights with respect to the Shares underlying the March 15 Notes.  The description herein of the March 15 Notes and the associated purchase agreements does not purport to be complete and is qualified in its entirety by reference to the “Form of Spring 2011 Note” and the “Form of Spring 2011 Note Purchase Agreement”, which are attached as Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and are incorporated herein by reference.

CUSIP NO. 26884W105

The December 30 Notes provide for customary events of default, the occurrence of which may result in all of the December 30 Notes then outstanding becoming immediately due and payable.  Additionally, at any time after the one-year anniversary after the issuance of the December 30 Notes, the Issuer may, at its discretion, convert any December 30 Note into Shares in full satisfaction of such December 30 Note if (i) the Issuer’s common stock is trading on a national securities exchange, (ii) the Shares underlying the December 30 Note have been registered for resale with the U.S. Securities and Exchange Commission (the “SEC”) and the resale registration statement is effective, (iii) the average weekly trading volume of the Issuer’s common stock over the preceding three-months is equal to at least 1% of the total issued and outstanding Shares, and (iv) the average closing price or last sale price per Share has been at least two times the then-effective conversion price for any 60 consecutive trading days during the preceding six-months.  Under the purchase agreements entered into in connection with the sale of the December 30 Notes, the Issuer agreed to certain covenants, including but not limited to the following: (i) the Issuer will prepare and file with the SEC, on or before June 30, 2012, a registration statement on Form 10 with respect to its common stock and use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC; and (ii) the Issuer will prepare and file with the SEC a registration statement on Form S-3 or such other available form covering the resale of the Shares issuable upon the conversion of the December 30 Notes and shall cause such registration statement to become effective on or before June 30, 2014.

In connection with the sale of the December 30 Notes, on December 30, 2011, the Issuer and the holders of the December 30 Notes entered into a registration rights agreement, dated as of December 30, 2011, providing the holders of the December 30 Notes with certain demand and piggyback registration rights with respect to the Shares underlying the December 30 Notes (the “Registration Rights Agreement”).

The March 2012 Note and the purchase agreement entered into by the Issuer and the Reporting Person in connection therewith have substantially the same terms as the December 30 Notes and the related purchase agreements, including the terms with respect to the Issuer’s conversion rights, events of default, and covenants as provided for under the December 30 Notes. Additionally, in connection with the sale of the March 2012 Note, the Issuer entered into an first amendment to registration rights agreement, dated as of March 30, 2012, providing the holder of the March 2012 Note with the same demand and piggyback registration rights with respect to the Shares underlying the March 2012 Note as provided to the holders of the December 30 Notes under the Registration Rights Agreement (“First Amendment to Registration Rights Agreement”).

CUSIP NO. 26884W105

The description herein of the December 30 Notes, the March 30 Note and the associated purchase agreements does not purport to be complete and is qualified in its entirety by reference to the “Form of December 30 Note” and the “Form of December 30 Note Purchase Agreement”, which are attached as Exhibit 99.4 and Exhibit 99.5 hereto, respectively, and are incorporated herein by reference.  The description herein of the Registration Rights Agreement and First Amendment to Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the “Registration Rights Agreement” and the “Amendment No. 1 to Registration Rights Agreement”, which are attached as Exhibit 99.6 and Exhibit 99.7 hereto, respectively, and are incorporated herein by reference.

Other than as described in Item 3, Item 4 and this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Form of Beacon Merger Note (incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.2	Form of Spring 2011 Note (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.3	Form of Spring 2011 Note Purchase Agreement (incorporated by reference to Exhibit 10.19 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.4	Form of December 30 Note (incorporated by reference to Exhibit 4.4 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.5	Form of December 30 Note Purchase Agreement (incorporated by reference to Exhibit 10.20 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.6	Registration Rights Agreement, dated as of December 30, 2011 (incorporated by reference to Exhibit 10.21 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.7
Amendment No. 1 to Registration Rights Agreement, dated as of March 30, 2012 (incorporated by reference to Exhibit 10.22 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

CUSIP NO. 26884W105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2012

/s/ Jack S. Greber
JACK S. GREBER